UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

April 2017 Up 19.1% Year over Year

Mexico City, May 3, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for April 2017 increased by 19.1% when compared to May 2016.

This announcement reflects comparisons between April 1 through April 30, 2017 and 2016. Transit and general aviation passengers are excluded. During 2016, the impact of Holy Week on passenger traffic began on March 18, while in 2017 it began on April 7.

Domestic
Airport	April 2016	April 2017	% Change
Cancún	469,209	649,971	38.5
Cozumel	10,031	11,646	16.1
Huatulco	41,071	57,630	40.3
Mérida	138,252	162,191	17.3
Minatitlán	19,265	16,556	(14.1)
Oaxaca	53,393	60,307	12.9
Tapachula	23,019	23,373	1.5
Veracruz	98,671	107,066	8.5
Villahermosa	91,249	105,817	16.0
Total Domestic	944,160	1,194,557	26.5

International
Airport	April 2016	April 2017	% Change
Cancún	1,298,014	1,481,640	14.1
Cozumel	35,964	37,588	4.5
Huatulco	10,875	13,243	21.8
Mérida	12,555	16,079	28.1
Minatitlán	821	560	(31.8)
Oaxaca	4,343	4,911	13.1
Tapachula	1,037	1,273	22.8
Veracruz	5,669	5,577	(1.6)
Villahermosa	3,460	3,195	(7.7)
Total International	1,372,738	1,564,066	13.9

ASUR Page 1 of 2

Total
Airport	April 2016	April 2017	% Change
Cancún	1,767,223	2,131,611	20.6
Cozumel	45,995	49,234	7.0
Huatulco	51,946	70,873	36.4
Mérida	150,807	178,270	18.2
Minatitlán	20,086	17,116	(14.8)
Oaxaca	57,736	65,218	13.0
Tapachula	24,056	24,646	2.5
Veracruz	104,340	112,643	8.0
Villahermosa	94,709	109,012	15.1
ASUR Total	2,316,898	2,758,623	19.1

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: May 3, 2017